Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Versum Materials, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-213919) of Versum Materials, Inc. and subsidiaries of our report dated December 21, 2016, with respect to the combined balance sheets of Versum Materials, Inc. as of September 30, 2016 and 2015, and the related combined income statements, combined comprehensive income statements, combined statements of cash flows, and the combined statements of changes in Air Products and Chemicals, Inc. invested equity and non-controlling interests for each of the years in the three-year period ended September 30, 2016, and the related financial statement schedule II which report appears in the September 30, 2016 Annual Report on Form 10-K of Versum Materials, Inc.

/s/ KPMG LLP
Philadelphia, Pennsylvania
December 21, 2016